Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Meet New Charter website.

http://meetnewcharter.com/about/

ABOUT NEW CHARTER
With New Charter, Time Warner Cable and Bright House Networks customers will benefit from Charter’s pro-customer and pro-broadband model: faster Internet for online video, affordable prices, transparent billing and commitment to American jobs.

Time Warner Cable and Bright House Networks customers will benefit from Charter’s pro-customer and pro-broadband model: faster Internet for online video, affordable prices, transparent billing and commitment to American jobs.

As proof of its intention to continue pro-consumer strategies, New Charter is making legally enforceable commitments that put consumers first.

Faster speeds. Charter’s slowest broadband tier is 60 Mbps, which enhances the ability of several people in the same house to watch streaming high-definition video at the same time.

Affordable, faster broadband at lower prices. New Charter will price its new 60 Mbps entry level speeds based on Charter’s current model, which is less expensive than TWC and BHN’s comparable offerings. Charter’s pricing model offers nationally uniform pricing with no data caps, no usage-based pricing, no modem fees and no early termination fees.

Committed to Net Neutrality. Charter has long practiced network neutrality and consistently invested in interconnection capacity to avoid network congestion.

Investing in customer care. We are focused on improving New Charter’s customer service and improving our relationships with our customers across our footprint. Over the last three years, Charter has brought back jobs from overseas call centers and hired thousands of people to improve our customer care services. New Charter will also return TWC call center jobs to the United States and will hire and train thousands of new employees for its customer service call centers and field technician operations.

A quicker rollout of advanced technology. We will complete the full digitization of TWC and BHN-freeing up spectrum that will allow for faster broadband speeds and more high-definition channels and On-Demand offerings.

New Charter customers will transition to Charter’s new cloud-based guide. The new guide will offer intuitive search and discovery and will work on old and new set-top boxes, so consumers will get the benefits of the new guide without needing a technician to visit or to pay more for a new box.

Home [http://meetnewcharter.com/]
About [http://meetnewcharter.com/about/]

Updates [http://meetnewcharter.com/updates/]

Charter Communications

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.